Dialog Group, Inc.

                                                              December 20, 2006

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20002

         Re: Dialog Group, Inc.: 2006 Special Meeting Information Statement

Dear Mr. Owings,

This letter is submitted in connection with the filing of the Definitive Information Statement for the Special Meeting of Shareholders to be held on December 31, 2006 and in further reply to item 7 to your letter of December 5, 2006.

Thank you, again, for the time spent by John Fieldsend. Please share this document with him.

With regard to the Information Statement, Dialog Group acknowledges that:

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

      o The Company agrees that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Item 3. Controls and Procedures, page 12


7. In addition to the response provided in our letter of December 8, 2006 filed with you on December 19, 2006, please be advised that our future filings will disclose any change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

         Thank you for your attention to these matters.

                                           Respectfully submitted,

                                           Dialog Group, Inc.


                                           By: /s/ Peter DeCrescenzo
                                               ---------------------------------
                                               Peter DeCrescenzo, President
                                               and Chief Executive Officer

Copies should be provided to:
John Filedsend

MAS/dt